Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-254500

December 4, 2023

Crown Castle Inc.

$750,000,000 5.600% Senior Notes due 2029

$750,000,000 5.800% Senior Notes due 2034

December 4, 2023

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated December 4, 2023, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 19, 2021 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle Inc.

Security Description:	5.600% Senior Notes due 2029 (the “2029 Notes”) 5.800% Senior Notes due 2034 (the “2034 Notes”)

Expected Ratings*:	Baa3 (Positive) by Moody’s / BBB (Stable) by S&P / BBB+ (Stable) by Fitch

Distribution:	SEC-registered

Aggregate Principal Amount:	2029 Notes: $750,000,000 2034 Notes: $750,000,000

Gross Proceeds:	2029 Notes: $747,457,500 2034 Notes: $748,762,500

Maturity Date:	2029 Notes: June 1, 2029 2034 Notes: March 1, 2034

Coupon:	2029 Notes: 5.600% 2034 Notes: 5.800%

Benchmark Treasury:	2029 Notes: 4.375% due November 30, 2028 2034 Notes: 4.500% due November 15, 2033

Benchmark Treasury Price and Yield:	2029 Notes: 100-18 3⁄4; 4.243% 2034 Notes: 101-21; 4.293%

Spread to Benchmark Treasury:	2029 Notes: T + 143 basis points 2034 Notes: T + 153 basis points

Price to Public:	2029 Notes: 99.661% of principal amount 2034 Notes: 99.835% of principal amount

Yield to Maturity:	2029 Notes: 5.673% 2034 Notes: 5.823%

Interest Payment Dates:	2029 Notes: June 1 and December 1, commencing June 1, 2024 2034 Notes: March 1 and September 1, commencing March 1, 2024

Record Dates:	2029 Notes: May 15 and November 15 2034 Notes: February 15 and August 15

Make-Whole Call:

2029 Notes: Prior to May 1, 2029 (one month prior to the maturity date of the 2029 Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2034 Notes: Prior to December 1, 2033 (three months prior to the maturity date of the 2034 Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:

2029 Notes: At any time on or after May 1, 2029 (one month prior to the maturity date of the 2029 Notes)

2034 Notes: At any time on or after December 1, 2033 (three months prior to the maturity date of the 2034 Notes)

Trade Date:	December 4, 2023

Settlement Date:	December 6, 2023 (T+2)

Use of Proceeds:

We expect to receive net proceeds of approximately $1.480 billion from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under the CP Program and pay related fees and expenses.

CUSIP:	2029 Notes: 22822V BD2 2034 Notes: 22822V BE0

ISIN:	2029 Notes: US22822VBD29 2034 Notes: US22822VBE02

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Co-Manager:	Huntington Securities, Inc.

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, TD Securities (USA) LLC toll-free at 1-855-495-9846 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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